CooTek (Cayman) Inc.

11F, T2, No.16 Lane 399 Xinlong Road, Minhang District

Shanghai, 201101

People’s Republic of China

November 30, 2022

VIA EDGAR

Ms. Megan Akst

Ms. Kathleen Collins

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CooTek (Cayman) Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed on April 29, 2022 (File No. 001-38665)

Dear Ms. Akst and Ms. Collins,

The Company has received the letter dated November 10, 2022 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”) and submitted an extension request letter on November 23, 2022 (the “Extension Request Letter”). The Company respectfully submits an amendment to the Extension Request Letter to advise the Staff that the Company will provide its response to the Letter via EDGAR and file an amended Form 20-F no later than December 22, 2022, in response to the comments contained in the Staff’s email dated November 25, 2022.

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the Company’s general legal counsel at yeting.cai@cootek.cn or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom at +86 21 6193 8233 or haiping.li@skadden.com.

Very truly yours,

/s/ Karl Kan Zhang
Karl Kan Zhang
Chairman of the Board of Directors and Chief Technology Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Kelly Yu, Partner, Deloitte Touche Tohmatsu CPA LLP